May 11, 2017

VIA EDGAR

Elisabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund & Variable Insurance Trust, Rational Select Asset Fund - File No. 333-216244

Dear Ms. Bentzinger:

On February 24, 2017, Mutual Fund and Variable Insurance Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”) in connection with the reorganization of the Tactical Asset Allocation Fund (the “Existing Fund”), a series of Northern Lights Fund Trust III with and into the Rational Select Asset Fund (the “New Fund”), a series of the Trust (the “Reorganization”). On March 27, 2017, you provided oral comments. On March 13, 2017, Chad Eskildsen also provided accounting comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. A draft of the amended N-14 is also included.

Comment 1. Please confirm supplementally that the Existing Fund will stay current on all filings between now and the date of the Reorganization.

Response. The Registrant so confirms.

Comment 2. Pleas confirm supplementally that the Existing Fund’s EDGAR series and class identifiers will be inactive once the reorganization has closed.

Response. The Registrant so confirms.

Comment 3. Please confirm supplementally that the Existing Fund and the New Fund are not part of the same fund complex or otherwise affiliated.

Response. The Registrant so confirms.

Comment 4. In the letter to shareholders, please correct the disclosure in the fifth paragraph that states that the New Fund will have lower net expenses than the Existing Fund.

Response. The Registrant has removed the incorrect disclosure.

Comment 5. Please file a proxy card with the N-14/A that is consistent with Rule 14a-4.

Response. The Registrant has included the proxy card as requested.

Comment 6. In frequently asked questions, please confirm the accuracy of the investment objective stated.

Response. The Registrant has corrected the stated investment objective.

Comment 7. In the fourth to last frequently asked question, please clarify that “gross” means expenses before fee waivers. Please also disclose that, unlike the Existing Fund, the New Fund does not charge a redemption fee. In the last sentence of the first paragraph of this FAQ, please correct the disclosure as the Existing Fund does have a waiver of front end sales loads. In the second paragraph of this FAQ, please update the expiration date of the expense limitation agreement for the Existing Fund.

Response. The Registrant has made the revisions requested.

Comment 8. Please confirm whether the New Fund will be diversified. If so, please correct the reference in the SAI to the New Fund being non-diversified.

Response. The Registrant has made the correction requested.

Comment 9. On the cover of the Proxy Statement, the time of the meeting says 9 a.m. Please correct the time to 8 a.m. consistent with the rest of the Proxy Statement.

Response. The Registrant has revised the cover as requested.

Comment 10. Please confirm supplementally that, prior to the Reorganization, the initial sole shareholder will approve the agreements required to be approved by shareholders.

Response. The Registrant so confirms.

Comment 11. In “Synopsis – Tax Consequences”, please disclose an estimate of any capital gains distributions that could be triggered by the sale of securities prior to the Reorganization.

Response. The adviser has confirmed to the Registrant that, because the portfolio securities of the Existing Fund will only be sold in the ordinary course of business prior to the Reorganization, a meaningful estimate of any capital gains distributions cannot be made, so the Registrant has not revised the disclosure.

Comment 12. Please confirm supplementally that the fees in the fee table are up to date. Footnote 1 to the first fee table is applicable to the Existing Fund’s front end sales charge as well, so please add the footnote reference in the table. In the second fee table, the 12b-1 fee for the Existing Fund’s Class I shares is stated as 0%, but, in the Existing Fund prospectus, it is stated as “None”; please reconcile the difference. Footnote 2 should not append to AFFE. In footnote 3, please confirm the list of exclusions.

Response. The fees in the fee table are up to date as of the most recent Prospectus dated February 1, 2017, and the Registrant is not aware of any material changes since the date of the information contained in that Prospectus. The Registrant has made the changes requested.

Comment 13. In “Investment Objectives” and in “The Funds' Purchase, Exchange and Redemption Procedures”, please only reference the Existing Fund’s prospectus as the New Fund’s prospectus is not yet effective.

Response. The Registrant has revised the disclosure to only reference the Existing Fund’s prospectus.

Comment 14. Please clarify whether the New Fund has any criterion regarding duration with respect to its fixed income investments. Please also include an explanation of volatility.

Response. The sub-advisor has confirmed to the Registrant that there is no particular duration related criteria employed with respect to the Fund’s fixed income investments. The Registrant has revised the disclosure for the New Fund to reflect this. The Registrant has also added the following to the third paragraph of the New Fund’s strategy:

Volatility is a measure of fluctuations in a fund’s performance up or down.

Comment 15. In “Fundamental Investment Limitations”, add that each Fund “will not” do each of the types of activities listed. With respect to limitation #1, please revise for clarity. With respect to limitation #5, please revise it to say “more than 25%” rather than “25% or more”.

Response. The Registrant has made the revisions requested.

Comment 16. In “Sales Charges,” for the New Fund, add a footnote that the offering price includes sales charges similar to the footnote to the Existing fund’s table. Please revise the CDSC footnote to match what is in the New Fund prospectus. Please also disclose that the front-end load does not apply to shares purchased with reinvested dividends or distributions.

Response. The Registrant has made the revisions requested.

Comment 17. In “Sales Charges - Comparison”, please confirm the percentage noted in the second to last sentence. Please also revise the last sentence to state that there is not a sales charge on those transactions

Response. The Registrant has made the revisions requested.

Comment 18. In “Purchases of Class A Shares at a Reduced Sales Load”, please add that the Existing Fund allows for repurchases and add in the comparison that the New Fund does not.

Response. The Registrant has added the disclosure requested.

Comment 19. In “Class A Sales Charge Waivers – New Fund”, for items 1,4, and 8, please specifically identify the name of each intermediary that is subject to the front-end sales charge waiver.

Response. This Fund will be relying on template relief to include an appendix with intermediary specific waivers. The reference to the appendix and the appendix are included in the N-14 amendment.

Comment 20. In “Waiver of Front-End Sales Charge – New Fund”, consider removing the disclosure on investments of $1 million or more as it is redundant of other disclosure.

Response. The Registrant has deleted the paragraph noted.

Comment 21. Please confirm supplementally that the Existing Fund does not allow exchanges.

Response. The Registrant so confirms.

Comment 22. In “Exchange Privilege”, the disclosure for the New Fund does not match the disclosure in the prospectus; please reconcile the two.

Response. The Registrant has revised the N-14 disclosure to match the New Fund’s prospectus.

Comment 23. In “Contingent Deferred Sales Charges – New Fund”, the description of the CDSC does not match the disclosure in the prospectus. Please add that the CDSC does not apply to shares purchased with reinvested dividends or distributions. Please also disclose the amount of CDSC as a percentage of offering price and the net amount invested. Please conform the comparison to these changes as well.

Response. The Registrant has revised the disclosure to match the New Fund prospectus, which includes the additional disclosure that the CDSC does not apply to shares purchased with reinvested dividends or distributions. The Registrant has also revised the comparison section accordingly. The fund’s administrator has confirmed to the Registrant that the information requested regarding the CDSC cannot be provided because the 1% CDSC is determined based on the price per share at the time of redemption. Because the price changes daily, the administrator cannot determine what the percent of the amount invested will be.

Comment 24. In “Low Balances”, please delete the last sentence for the New Fund because the New Fund does not charge a redemption fee on any redemptions.

Response. The Registrant has revised the disclosure as requested.

Comment 25. In “Distribution Arrangements”, please revise the disclosure for the New Fund to note that the New Fund does have a 12b-1 Plan for Institutional Shares, but it is not currently being implemented.

Response. The Registrant revised the disclosure as follows:

Under the Plan adopted by the New Fund for Class A shares, the New Fund may pay 0.25% of the New Fund’s average daily net assets attributable to Class A shares. The New Fund’s Plan for Institutional Shares provides that the Fund’s Institutional Shares may pay an amount up to 0.25% of its average daily net assets pursuant to the Plan. However, the Plan has not been implemented for the Institutional Class Shares and there are no plans to impose these fees. ~~The New Fund has not adopted the Plan for Institutional Class shares.~~

Comment 26. The disclosure in “Frequent Trading Policy” is different from the policy in the New Fund’s prospectus; please reconcile the disclosure.

Response. The Registrant has revised the disclosure to match the New Fund’s prospectus.

Comment 27. In “Principal Risks”, please add a risk for managed volatility that includes the following (1) it may not protect against market declines; (2) it may limit the fund’s participation in market gains, particularly during periods where market values are increasing but market volatility is high; (3) it may increase portfolio transaction costs, which could result in losses or reduced gains; and (4) it may not be successful as it is subject to the adviser’s ability to correctly analyze and implement, in a timely manner, volatility management techniques.

Response. The Registrant has added the following risk:

Managed Volatility Risk. Techniques used by the adviser to manage the volatility of the Fund’s investments carry the risks that such techniques may not protect against market declines. The techniques may also limit the fund’s participation in market gains, particularly during periods where market values are increasing but market volatility is high. Further, such techniques may increase portfolio transaction costs, which could result in losses or reduced gains. They also may not be successful as the techniques are subject to the adviser’s ability to correctly analyze and implement, in a timely manner, the volatility management techniques.

Comment 28. Please revise the credit risk to apply to all fixed income securities.

Response. The Registrant has revised the disclosure as follows:

Credit Risk: There is a risk that ~~convertible debt~~ issuers will not make payments on fixed income securities held by the Fund, resulting in losses to the Fund. In addition, the credit quality of fixed income securities held by the Fund may be lowered if an issuer's financial condition changes. The issuer of a fixed income security may also default on its obligations.

Comment 29. In derivatives risk and ETN risk, other risks are listed. Please expand on each of these.

Response. The Registrant has revised the disclosure as follows:

Derivatives Risk: ~~Certain Underlying Funds in which the Fund invests may invest in derivative instruments.~~ The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. ~~including leverage risk and counterparty default risk~~

Exchange Traded Notes: Similar to ETFs, owning an ETN generally reflects the risks of owning the assets that comprise the underlying market benchmark or strategy that the ETN is designed to reflect. ETNs also are subject to issuer risk (the risk that an issuer of an ETN in which the Fund invests may be unable or unwilling to make timely principal, interest or settlement payments, or otherwise honor its obligations) and fixed-income risk (described below).

Comment 30. In “Portfolio Managers”, for the New Fund, please confirm that the information on other accounts managed by the portfolio managers is as of the most recent practicable date.

Response. The Registrant so confirms.

Comment 31. In fourth paragraph of “Information Relating to the Reorganization – Description of the Reorganization”, please explain why romanettes ii and iii were included given that this was not an assignment of the advisory agreement.

Response. While it is not an assignment of the advisory agreement, the Reorganization is being requested by the current advisor, so the Registrants believed the provisions to be beneficial to the Existing Fund’s shareholders.

Comment 32. In “Information Relating to the Reorganization – Federal Income Taxes”, please revise the disclosure to reference the tax opinion and file a form of tax opinion with the revised N-14. Please also revise the Plan of Reorganization accordingly.

Response. The Registrant has revised the disclosure as requested and is filing a form of tax opinion with the revised N-14.

Comment 33. With respect to the disclosure in “Information Relating to the Reorganization – Costs of the Reorganization”, please confirm supplementally that there won’t be a portfolio re-alignment in connection with the reorganization.

Response. The Registrant so confirms.

Comment 34. With respect to the disclosure in “Reasons for the Reorganization”, please confirm supplementally whether the considerations that were not in favor of the reorganization have been included in the disclosure.

Response. The Registrant so confirms.

Comment 35. In “Reasons for the Reorganization”, in the third bullet, please explain how the Fund would have costs savings as it will not immediately after the reorganization.

Response. The Registrant has revised the disclosure as follows:

There were potential future cost savings to shareholders from the Reorganization due to potentially achieving economies of scale and the continuation of an expense limitation agreement.

Comment 36. In “Information About the Existing Fund and New Fund”, please provide the SEC website where the documents can be found.

Response. The Registrant has added the website information as requested.

Comment 37. Please confirm supplementally that the N-14 will be sent to shareholders at least 20 days prior to the shareholder meeting.

Response. The Registrant so confirms.

Comment 38. In “Voting Rights and Required Vote”, please reconcile the disclosure regarding adjournment here with the disclosure in the notice.

Response. The Registrant has revised the disclosure regarding adjournment in the notice to be consistent with the disclosure in this section.

SAI:

Comment 39. Please include Appendix A in the table of contents.

Response. Appendix A is already in the table of contents.

Comment 40. In the third paragraph of the introduction, note that the New Fund’s SAI and prospectus are not yet effective and subject to completion and that the New Fund has not yet commenced operations and has not yet produced shareholder reports.

Response. The Registrant has added the disclosure requested.

Comment 41. See comment 15 above.

Response. See response to comment 15 above.

Comment 42. Please confirm that the ownership information of the Boar will be provided as of a date within 30 days of the filing. Please also provide dates for Stephen Lachenauer’s employment as an attorney.

Response. The Registrant so confirms and has added the dates requested.

Comment 43. In the paragraph after the Trustee ownership table, please provide an as of date for the statement provided.

Response. The Registrant has added that it is as of December 31, 2016.

Comment 44. In “Principal Shareholders”, it doesn’t reference the Predecessor Fund, but it is mentioned elsewhere in the SAI. Please revise for consistency.

Response. The Registrant has removed all references to the Predecessor Fund from the SAI.

Comment 45. Please remove the section “Waivers of Deferred Sales Charge on Class C Shares” as Class C shares are not part of the N-14.

Response. The Registrant has removed the disclosure as requested.

Comment 46. In “Financial Statements”, please incorporate the Existing Fund’s financial statements and audit report by reference.

Response. The Registrant has added the information requested.

Comment 47. Appendix A is not referenced anywhere in the SAI.

Response. The Registrant has added reference.

Part C:

Comment 48. Please include an undertaking that a final version of Exhibit (j)(1) – Opinion and Consent of Counsel as to tax matters and consequences to shareholders will be filed in a POSX within a reasonable period of time following the closing date and confirm that a consent to file the opinion is part of the opinion. Please also confirm supplementally that the legal opinion and tax opinion will comply with Staff Legal Bulletin No. 19 (October 14, 2011).

Response. The Registrant has included the undertaking and so confirms.

Comment 50. Please confirm that a final Plan of Reorganization will be filed with the amendment to the N-14.

Response. The Registrant so confirms.

Comment 51. In the description of exhibit 17(a), please update the date to 2017.

Response. The Registrant has revised the disclosure as requested.

Accounting Comments:

Comment 52. See comment 4 above.

Response. See response to comment 4 above

Comment 53. In the fee table, put the current headers on the side like it is presented in the prospectus and put the share classes next to each other rather than grouped by Existing Fund and New Fund. Please also indicate that the New Fund numbers are pro forma given that they are estimated.

Response. The Registrant has revised the table as requested.

Comment 54. Please confirm whether any available recapture will be coming over in the reorganization. If so, please provide the term, amounts, and expiration dates in a footnote.

Response. The Registrant has the revised the disclosure to note that the available recapture will be coming over in the Reorganization. However, the Registrant has not included the amounts and expirations because this information is already reported in the financial statements and changes each day. The Registrant has added the following to footnote 3:

Amounts waived by the Existing Fund’s adviser that are available for recapture will be available for recapture by the New Fund’s adviser until their expiration. More information about the amounts available for recapture and their expiration dates can be found in the Existing Fund’s Annual Report for the fiscal year ended September 30, 2016.

Comment 55. See comment 32 above.

Response. See response to comment 32 above.

Comment 56. Please confirm that the capitalization table will be completed as of a date within 30 days before the original N-14 filing.

Response. The Registrant so confirms.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins